Exhibit 99.1

Correction - Jowell Global Ltd. Announces First Quarter 2022 Unaudited Financial Results

-- First Quarter Revenue of $45.1 million, up 59.1% year-over-year --
-- First Quarter GMV of $70.3 million, up 100.3% year-over-year –

Shanghai, China, June 27, 2022 (GLOBE NEWSWIRE) -- Jowell Global Ltd. (“Jowell” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, announced on May 25, 2022 its unaudited financial results for the first quarter ended March 31, 2022. Please note that these financial results have not been audited or reviewed by the Company’s independent registered public accounting firm and may have discrepancies in connection with further reviews by the independent registered public accounting firm of the Company. The Company has added this precaution language as the second paragraph to the press release, and the corrected press release is as follows:

Jowell Global Ltd. Announces First Quarter 2022 Unaudited Financial Results

-- First Quarter Revenue of $45.1 million, up 59.1% year-over-year --

-- First Quarter GMV of $70.3 million, up 100.3% year-over-year --

Shanghai, China, May 25, 2022 (GLOBE NEWSWIRE) -- Jowell Global Ltd. (“Jowell” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

The Company cautioned that these financial results have not been audited or reviewed by the Company’s independent registered public accounting firm and may have discrepancies in connection with further reviews by the independent registered public accounting firm of the Company.

First Quarter 2022 Financial and Operational Highlights

●	Total revenues were $45.1 million, an increase of 59.1% from $28.4 million in the same quarter of 2021.

●	Net loss was $3.6 million, an increase of 631.2% compared to a net loss of $0.5 million in the same quarter of 2021.

●	Total GMV (Gross Merchandise Value) transacted in our online shopping mall was $70.3 million, an increase of 100.3% from $35.1 million in the same period of 2021.

●	Total VIP members[1] as of March 31, 2022 were approximately 2.3 million, an increase of 15.8% compared to approximately 2.0 million as of March 31, 2021.

●	Total LHH stores[2] as of March 31, 2022 were 26,135, an increase of 3.2% compared to 25,332 as of March 31, 2021.

“We are very pleased to report a strong top-line growth of nearly 60% year over year for the first quarter of 2022, specifically, our cosmetics segment achieved a year over year growth of 217%, demonstrating the success of our cross-platform strategy to focus on the vertical in retail industry.” Mr. Zhiwei Xu, Chief Executive Officer and Chairman of Jowell Global Ltd., commented: “We have doubled GMV during the quarter with Jowell Global’s VIP members increased to 2.34 million, a result of our continuous efforts to improve online and offline shopping experience which solidifies our customer loyalty, while we further enriched our premium product offerings and services.”

Ms. Mei Cai, Chief Financial Officer, added: “We are confident about the vast potential of Chinese consumer market, and continued to enhance our multi sales channel online and offline. Jowell Global achieved significant growth in both cosmetics and household product segments during the quarter, and launched a series of marketing activities around New Year and Lunar New Year holiday seasons to strengthen our brand influence across various platforms, in order to meet the consumer demand in the new digital era. Although these initiatives and other marketing efforts had a short-term impact on our bottom line, we believe they are instrumental for us to be well positioned in our future growth, and will translate into long term return for shareholders.”

[1]	“Total VIP members refers to the total number of members registered on Jowell’s platform as of March 31, 2022.

[2]	LHH stores: the brand name of “Love Home Store”. Authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through Jowell’s online platform LHH Mall under their retailer accounts which provides them with major discounts.

Impact of COVID-19 Pandemic

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which spread quickly across many parts of China, the U.S. and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government imposed various measures across the country that includes, but is not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the 2020 Chinese New Year holiday. Starting from March 2020, businesses in China began to reopen and interruptions to businesses were gradually removed. However, due to the recent outbreak of Omicron variant in China, many cities in China have imposed new restrictions and quarantine requirements with office closures, including Shanghai, the location of our headquarters. Employees of our VIE in Shanghai office have been working from home since March 30, 2022.

Our operations during the first quarter of 2022 were not significantly impacted by the pandemic as COVID-19 was considered generally under control in China until late March 2022 and Jowell is an online retailer and retail platform. However, it is not possible to determine the impact of the COVID-19 pandemic on our business operations and financial results for remaining three quarters and for the year ending December 31, 2022, which is highly dependent on numerous factors beyond our control, such as the duration and spread of the pandemic, COVID-19 resurgence or new variant outbreak like Omicron, COVID-19 vaccine efficacy and distribution, and COVID-19 containment actions implemented by government authorities or other entities and the implementation of zero covid policy in China, like the current restrictions and office closures in Shanghai and other cities in China, almost all of which are beyond our control.

First Quarter 2022 Financial Results

Total Revenues

Total revenues for the first quarter 2022 were $45.1 million, representing an increase of 59.1% from $28.4 million in the same quarter of 2021, primarily due to an increase in our brand reach to distribute more premium branded products, with an increase in both the units sold and average unit price. Cosmetics continued to lead the growth, with an increase of 217.4%.

	First Quarter Ended March 31%
Revenues	2022	2021	change
(in thousand)	US$	US$	YoY*
Product sales
● Cosmetic products	23,704.1	7,468.9	217.4%
● Health and nutritional supplements	9,178.4	12,554.5	-26.9%
● Household products	12,213.3	8,315.4	46.9%
● Others	-	13.7	-100.0%
Total	45,095.9	28,352.5	59.1%

*	Year over Year

Total operating expenses were $48.7 million, an increase of 70.1% from the $28.6 million in the same quarter of 2021.

●	Costs of revenues were $43.6 million, an increase of 66.8% from the $26.1 million in the same quarter of 2021. The increase was primarily due to the increased units sold, the increased weighted average unit cost as we added more leading brands into our cosmetic brands portfolio, as well as the marketing activities around New Year and Lunar New Year holiday seasons and IPO anniversary. Cost of sales as a percentage of total revenues was 96.6%, up from 92.1% in the same quarter of 2021.

●	Fulfillment expenses were $0.9 million, an increase of 72.0% from the $0.5 million in the same quarter of 2021. The increase in our fulfillment expenses is primarily attributable to the increase in the units of products sold. The fulfillment expenses as a percentage of total revenues was 1.9%, up from 1.8% in the same quarter of 2021.

●	Sales and marketing expenses were $3.0 million, an increase of 181.9% from the $1.1 million in the same quarter of 2021. The increase was primarily due to the increased marketing and promotion activities and the increased expenditure for further enhancing brand awareness in strategic geographic areas. Sales and marketing expense as percentage of total revenues was 6.7%, up from 3.8% in the same quarter of 2021.

●	General and administration expenses were $1.2 million, an increase of 31.8% from $0.9 million in the same quarter of 2021. The increase was primarily due to an increase in general and administrative personnel, rental expenses along with our business expansion. General and administration expenses as percentage of total revenues was 2.7%, down from 3.2% in the same quarter of 2021.

Operating loss

Operating loss was $3.6 million, compared with the operating loss of $0.3 million in the same quarter of 2021.

Net loss

Net loss was $3.6 million, an increase of 631.2% compared with net loss of $0.5 million in the same quarter of 2021.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). The Company’s each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time by its holder. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. For the first quarter ended March 31, 2022 and 2021, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and cash equivalents

As of March 31, 2022, the Company had cash and cash equivalents and restricted cash of $6.1 million, compared to the $21.2 million as of March 31, 2021.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of March 31, 2022 and December 31, 2021 were RMB1 for $0.1577 and $0.1572, respectively. The average exchange rates for the three months ended March 31, 2022 and 2021 were RMB1 for $0.1575 and $0.1542, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

In China:

Jowell Global Ltd.

Ms. Jessie Zhao

Email: IR@1juhao.com

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com

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